Greater Asia Realty Holdings, Ltd.
3327 West Wadley, #3-267
Midland, Texas   79707

September 29, 2009

The United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3010
Washington, DC   20549

Re:	Greater Asia Realty Holdings, Ltd.
File No. 000-52695
Form 10-K for the year ended December 31, 2008
Form 10-Q for the Quarter ended March 31, 2009

Dear Mr. Bonilla:

We have received your comment letter dated July 21, 2009.  Please accept the following as Greater Asia Realty Holdings, Ltd.’s (“GARH” or “Company”) initial and formal response.  At the risk of being redundant, we will restate your questions and/or comments and follow your questions with our response.

COMMENTS #1 THROUGH 3:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 8- Financial Statements and Supplementary Data

1.
We note that the Balance Sheet, Statements of Operations, Statement of Changes in Stockholders’ Equity (Deficit) and Statements of Cash Flows appear to be unaudited and that your Form 10-K does not include an audit opinion issued by an accounting firm registered with the PCAOB.  The disclosure in Item 14 further suggests that no review of the 2008 interim financial statements was performed.  Please explain how you considered the requirement of Item 8-02 of Regulation S-X to provide audited financial statements.  If you are relying on Rule 3-11 of Regulation S-X for not providing audited financial statements, please demonstrate to us how you meet the referenced rule of definition of inactive registrant in 2008 and 2007.

Balance Sheet

2.	Please explain why you have not included the balance sheet for 2007. Refer to Item 8-02 of Regulation S-X.

Greater Asia Realty Holdings, Ltd.	Page 1

Item 9A(T)-Controls and Procedures

Evaluation of Internal Controls over Financial Reporting

3.
We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2008.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.  In performing your evaluation, you may find the following documents helpful:

•
The Commission’s release Amendment to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at:

•	http://www.sec.gov/rules/final/2007/33-8809.pdf;

•	The “Sarbanes-Oxley Section 404-A Guide for Small Business” brochure at:

•	http://www.sec.gov/info/smallbus/404guide.shtml;

In addition, please consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedure as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform or complete management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For Further information regarding these impacts, please see Compliance and Disclosure Interpretations 1154.02, which you can find at http://www.sec.giv/divisions/corpfin/guidance/regs-kinterp.htm.

ANSWERS FOR ITEMS #1 THROUGH 3:

1.
We likewise note that the Balance Sheet, Statements of Operations, Statement of Changes in Stockholders’ Equity (Deficit) and Statements of Cash Flows were unaudited and that the Form 10-K does not include an audit opinion issued by an accounting firm registered with the PCAOB.  We believe this to be an oversight by the former ownership and management of the Company.  To comply with the necessary requirements, the Company has engaged the Independent Auditor responsible for the 2007 audit.  We are in the final stages of completing this audit.  When complete, we will file an amended Form 10-K with the required audited financial statements and audit opinion.

2.
Likewise, the exclusion of the balance sheet for 2007 appears to be an oversight by the former ownership and management of the Company.  The amended Form 10-K will include the comparison of the balance sheet as set out in Item 8-02 of Regulation S-X.

3.
We also note that the Form 10-K does not provide an assessment of internal controls over financial reporting as of December 31, 2008.  The amended Form 10-K will provide the requisite assessment from management of internal control over financial reporting.

Greater Asia Realty Holdings, Ltd.	Page 2

COMMENTS #4 THROUGH 5:

Form 10-Q For the Three Months Ended March 31, 2009

Balance Sheet, page 5

4.
We note that the balance sheet does not appear to comply with Item 8-03 of Regulation S-X which requires a balance sheet as of the end of the preceding fiscal year in addition to the balance sheet as of the end of the most recent fiscal quarter.  Please, confirm that your future Forms 10-Q will comply with this requirement.

Exhibit 31.1

5.
We note that your certifications were not filed in the exact form as outlined n Item 601(B)(31) of Regulation S-K.  Specifically we note that you replace the word “report” with “quarterly report” in paragraphs 2,3, and 4(b).  Please revise these certifications within your Form 10-Q for the Quarter ended March 31, 2009 to comply with the requirements of Item 601(b)(31) of Regulation S-K.  Note that you may file an abbreviated amendment that consists of cover page, explanatory note, signature page and the certification.

ANSWERS FOR ITEMS #4 THROUGH 5:

4.
We, likewise, note that the balance sheet does not appear to comply with Item 8-03 of Regulation S-X which requires a balance sheet as of the end of the preceding fiscal year in addition to the balance sheet as of the end of the most recent fiscal quarter.  The Company confirms that all future Forms 10-Q will comply with this requirement.

5.
We, likewise, note that the certifications were not filed in the exact form as outlined n Item 601(B)(31) of Regulation S-K.  We will file an abbreviated amendment with the corrected certification as you have correctly pointed out.

In addition to this written response, the Company will submit its letter on EDGAR ..

The management of Greater Asia Realty Holdings, Ltd., acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing ; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Greater Asia Realty Holdings, Ltd.	Page 3

Our response is submitted respectfully, this date, September 29, 2009.  You may contact P. Mark Stark at (210) 378-6800 or me at (432) 212-3840 if you have questions.

Sincerely,

/S/ Ronnie L. Steinocher

Mr. Ronnie L. Steinocher
President and Treasurer

Greater Asia Realty Holdings, Ltd.	Page 4